December 22, 2006

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 1/5

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. CIRC Will Continue to Release Relevant Data on Its Website(first 11 months of 2006), dated December 19, 2006
2. Circular (Discloseable Transaction: Subscription of shares in Shanghai Pudong Development Bank), dated December 11, 2006
3. Announcement, dated November 21, 2006
4. CIRC Will Continue to Release Relevant Data on Its Website(first 10 months of 2006), dated November 20, 2006
5. Results of General Meetings, dated November 14, 2006
6. CIRC Will Continue to Release Relevant Data on Its Website(first 9 months of 2006), dated October 20, 2006
7. Announcement, dated October 18, 2006

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT

CONNECTED TRANSACTION
SUBSCRIPTION OF A SHARES IN INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

On October 16, 2006, Ping An Life entered into the A Shares Placing Agreement pursuant to which Ping An Life has agreed to subscribe the ICBC A Shares to be listed on the Shanghai Stock Exchange at a consideration of RMB1,100,000,000 (equivalent to approximately HK$1,082,346,920).

As ICBC is a connected person of the Company, the A Shares Placing Agreement constitutes a connected transaction of the Company under the Listing Rules, which is subject to reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

A SHARES PLACING AGREEMENT WITH ICBC

On October 16, 2006, Ping An Life, a subsidiary of the Company, entered into the A Shares Placing Agreement with ICBC for the subscription of the ICBC A Shares at a price per ICBC A Share equivalent to the final RMB price per ICBC A Share (exclusive of brokerage and levies) at which the ICBC A Shares are to be issued ("ICBC A Share Offer Price") pursuant to the ICBC PRC Public Offering. The total subscription price for the ICBC A Shares to be subscribed by Ping An Life is RMB1,100,000,000 (equivalent to approximately HK$1,082,346,920). The number of ICBC A Shares to be subscribed by Ping An Life will depend on the determination of the final ICBC A Share Offer Price. Based on the information currently available to the Company, it is expected that the ICBC A Shares subscribed for by Ping An Life will represent not more than approximately 0.13% of the entire issued share capital of ICBC.

The A Shares Placing Agreement is conditional upon the successful listing of the ICBC A Shares on the Shanghai Stock Exchange.

50% each of the ICBC A Shares to be subscribed by Ping An Life will be subject to a 12-months' and 18-months' lock up period respectively, effective from the date of listing on the Shanghai Stock Exchange.

The subscription monies for the ICBC A Shares subscribed by Ping An Life will be satisfied by internal resources of the Group.

REASONS AND BENEFITS FOR THE TRANSACTION

The subscription of the ICBC A Shares by Ping An Life has been approved by the relevant regulatory body, namely, the China Insurance Regulatory Commission, and complies with the relevant PRC laws, rules and regulations applicable to the use of insurance funds. The subscription of ICBC A Shares is part of the Company's efforts to expand the investment channel and maximize the return from the use of the insurance funds.

LISTING RULES IMPLICATIONS

ICBC is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3). Further, as ICBC (Asia), a non-wholly owned subsidiary of ICBC, is a substantial shareholder of China Ping An Insurance (Hong Kong) Company Limited, a 75% owned subsidiary of the Company, both ICBC (Asia) and ICBC are connected persons of the Company under Rule 14A.11(5).

The A Shares Placing Agreement constitutes a connected transaction of the Company under the Listing Rules, which is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules as the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) (other than the profits ratio) are more than 0.1% but less than 2.5%.

INFORMATION RELATING TO THE GROUP

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

ICBC is a commercial bank approved by the China Banking Regulatory Commission and engaged in the provision of a broad range of financial products and services to corporate and retail customers.

The A Shares Placing Agreement was entered into by the Company on normal commercial terms. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the A Shares Placing Agreement are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

DEFINITIONS

"A Shares Placing Agreement"	the agreement dated October 16, 2006 between Ping An Life and ICBC in relation to the subscription by Ping An Life of ICBC A Shares for a total consideration of RMB1,100,000,000
"Board"	the board of directors of the Company
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Group"	the Company and its subsidiaries
"ICBC"	Industrial and Commercial Bank of China Limited

"ICBC Asia"	Industrial and Commercial Bank of China (Asia) Limited
"ICBC A Shares"	ordinary shares of RMB1.00 each to be issued by ICBC and to be listed on the Shanghai Stock Exchange
"ICBC PRC Public Offering"	the offer for subscription of ICBC A Shares by the public in the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, October 17, 2006

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to September 30, 2006 were RMB 51,900.95 million and RMB 12,828.13 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, October 20, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

RECEIVED
2007 JAN -3 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国平安 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Voting results of the Extraordinary General Meeting, the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting held on November 13, 2006

- The Board is pleased to announce that the EGM, the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting were held on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. All resolutions as set out in the notices of the EGM, the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting were duly passed.

Reference is made to the announcements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") dated September 26, 2006 and October 11, 2006, the notices of general meetings dated September 26, 2006 and the circular of the Company dated October 16, 2006 (the "Circular"). Terms used in this announcement shall, unless otherwise defined, have the same respective meanings as defined in the Circular.

The Board is pleased to announce that the EGM, the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting were held on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. All resolutions as set out in the notices of the EGM, the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting were duly passed. Further details of the voting results are set out below.

THE EXTRAORDINARY GENERAL MEETING

Pursuant to the notice of the EGM of the Company dated September 26, 2006, the EGM was held at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, on November 13, 2006.

The number of issued shares of the Company as at the date of the EGM was 6,195,053,334 shares, which was the total number of Shares entitling Shareholders to attend and vote for or against any of the resolutions proposed at the EGM. There were no restrictions on any Shareholder casting votes on any of the proposed resolutions at the EGM. Shareholders and authorized proxies holding an aggregate of 5,323,406,632 shares, representing approximately 85.93% of the total voting Shares were present at the EGM. The holding of EGM was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles. The EGM was chaired by Mr. Ma Mingzhe, the Chairman of the Board and the Chief Executive Officer of the Company. Computershare Hong Kong Investor Services Limited was appointed by the Company as the scrutineer for the vote taking at the EGM.

The poll results in respect of the proposed resolutions at the EGM were as follows:

	SPECIAL RESOLUTIONS		Total number of votes	
			For	Against
1.	Subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, to approve the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities and each of the following terms and conditions for the A Share Issue one by one:			
	(1)	Class of Shares: A Shares.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(2)	Total number of A Shares to be issued: This issue will not exceed 1.15 billion A shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(3)	Nominal value: RMB1.00 each.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(4)	Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations).	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(5)	Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(6)	Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(7)	Place of listing: The Shanghai Stock Exchange.	5,323,406,632 (100%)	0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

	(8)	The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue.	5,323,406,632 (100%)		0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			
	(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last.	5,323,406,632 (100%)		0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			
	(10)	The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities.	5,323,406,632 (100%)		0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			
	(11)	The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.	5,323,406,632 (100%)		0 (0%)
		As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			

2.	Subject to the passing of special resolution 1 and conditional upon the completion of the A Shares Issue, (a) to approve the amendments to the Articles as set out in Appendix 1 to the Circular; and (b) to authorize the Board to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Governing Authorities, and to apply for approvals from the Relevant Governing Authorities after completion of the A Share Issue. The amended Articles shall come into effect on the date of listing the A Shares issued by the Company when all the relevant approvals from the Relevant Governing Authorities are obtained.	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
3.	Subject to the passing of the above special resolution 2:		
	(a) To approve the adoption of the following:		
	(1) procedural rules of Shareholders' meetings as set out in Appendix 2 to the Circular;	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(2) the procedural rules of Board meetings as set out in Appendix 3 to the Circular;	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(3) the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular.	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(b) To authorize the Board to make any necessary, appropriate and relevant adjustment to the procedural rules of Shareholders' meetings and the procedural rules of Board meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	(c) To authorize the Supervisory Committee to make any necessary, appropriate and relevant adjustment to the procedural rules of Supervisory Committee meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.	5,323,406,632 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
	The procedural rules as referred to in this special resolution 3 shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the Relevant Governing Authorities are obtained.		

THE DOMESTIC SHAREHOLDERS CLASS MEETING

Pursuant to the notice of the Domestic Shareholders Class Meeting dated September 26, 2006, the Domestic Shareholders Class Meeting was held at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, on November 13, 2006.

The number of issued Domestic Shares as at the date of the Domestic Shareholders Class Meeting was 3,636,409,636 shares, which was the total number of Domestic Shares entitling the holders to attend and vote for or against the resolutions considered at the Domestic Shareholders Class Meeting. There were no restrictions on any holder of Domestic Shares casting votes on any of the proposed resolutions at the Domestic Shareholders Class Meeting. The holders of Domestic Shares and authorized proxies holding an aggregate of 3,607,714,330 shares, representing 99.21% of the total voting Domestic Shares were present at the Domestic Shareholders Class Meeting. The holding of the Domestic Shareholders Class Meeting was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles. The Domestic Shareholders Class Meeting was chaired by Mr. Ma Mingzhe, the Chairman of the Board and the Chief Executive Officer of the Company.

The poll results in respect of the proposed resolutions at the Domestic Shareholders Class Meeting were as follows:

	SPECIAL RESOLUTIONS	Total number of votes	
		For	Against
	Conditional upon the approval of the same by the Shareholders at the EGM and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, to approve the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares an/or such other manner as shall be approved by the Relevant Governing Authorities and each of the following terms and conditions for the A Share Issue one by one:		
(1)	Class of Shares: A Shares.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(2)	Total number of A Shares to be issued: This issue will not exceed 1.15 billion A shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(3)	Nominal value: RMB1.00 each.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(4)	Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations).	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

(5)	Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(6)	Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(7)	Place of listing: The Shanghai Stock Exchange.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(8)	The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(10)	The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending o circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

(11)	The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.	3,607,714,330 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

THE H SHARES SHAREHOLDERS CLASS MEETING

Pursuant to the notice of the H Shares Shareholders Class Meeting dated September 26, 2006, the H Shares Shareholders Class Meeting was held at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, on November 13, 2006.

The number of issued H Shares as at the date of the H Shares Shareholders Class Meeting was 2,558,643,698 shares, which was the total number of H Shares entitling the holders to attend and vote for or against any of the resolutions proposed at the H Shares Shareholders Class Meeting. There were no restrictions on any holder of H Shares casting votes on any of the proposed resolutions at the H Shares Shareholders Class Meeting. The holders of H Shares and authorized proxies holding an aggregate of 1,744,225,220 shares, representing 68.17% of the total voting H Shares were present at the H Shares Shareholders Meeting. The holding of the H Shares Shareholders Class Meeting was in compliance with the requirements of the Company Law of the PRC and the provisions of the Articles. The H Shares Shareholders Class Meeting was chaired by Mr. Ma Mingzhe, the Chairman of the Board and the Chief Executive Officer of the Company. Computershare Hong Kong Investor Services Limited was appointed by the Company as the scrutineer for the vote taking at the H Shares Shareholders Class Meeting.

The poll results in respect of the proposed resolutions at the H Shares Shareholders Class Meeting were as follows:

	SPECIAL RESOLUTIONS	Total number of votes	
		For	Against
	Conditional upon the approval of the same by the Shareholders at the EGM and by the holders of Domestic Shares at the Domestic Shareholders Class Meeting and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, to approve the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares an/or such other manner as shall be approved by the Relevant Governing Authorities and each of the following terms and conditions for the A Share Issue one by one:		
(1)	Class of Shares: A Shares.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(2)	Total number of A Shares to be issued: This issue will not exceed 1.15 billion A shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(3)	Nominal value: RMB1.00 each.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(4)	Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations).	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(5)	Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(6)	Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(7)	Place of listing: The Shanghai Stock Exchange.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

(8)	The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(10)	The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		
(11)	The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.	1,744,225,220 (100%)	0 (0%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.		

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun   Natalia Seng
Joint Company Secretaries

Shenzhen, PRC, November 13, 2006

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to October 31, 2006 were RMB 56,505 million and RMB 14,131 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, November 17, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION
SUBSCRIPTION OF SHARES IN SHANGHAI PUDONG DEVELOPMENT BANK

On November 20, 2006, the Company, Ping An Life and Ping An Property and Casualty successfully subscribed for 137,706,757 new SPDB A Shares to be listed on the Shanghai Stock Exchange. Further, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty, as existing shareholders of SPDB, were issued an additional of 7,057,079 new SPDB A shares to be listed on the Shanghai Stock Exchange in accordance with a ratio of 10 to 1 times the original number of shares held.

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Subscription will be dispatched to the Shareholders as soon as possible after the publication of this announcement for information purpose.

THE SUBSCRIPTION

On November 20, 2006, the Company, Ping An Life and Ping An Property and Casualty, both subsidiaries of the Company, successfully subscribed for 137,706,757 new SPDB A Shares to be listed on the Shanghai Stock Exchange. Further, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty, as existing shareholders of SPDB, were issued an additional 7,057,079 new SPDB A shares to be listed on the Shanghai Stock Exchange in accordance with a ratio of 10 to 1 times the original number of shares held.

The Subscription was effected at a price per SPDB A Share equivalent to the final RMB price per SPDB A Share (exclusive of brokerage and levies) at which the SPDB A Shares were issued ("SPDB A Share Placing Price") pursuant to the SPDB Placing. The 137,706,757 new SPDB A shares subscribed for and the additional 7,057,079 shares represents approximately 3.16% and 0.162% respectively of the total SPDB A Shares on issue subsequent to the SPDB Placing, being 4,355 million shares. Based on the final SPDB A Share Placing Price of RMB13.64 per SPDB A Share, the total subscription price for the 137,706,757 SPDB A Shares subscribed by the Company, Ping An Life and Ping An Property and Casualty and for the additional 7,057,079 shares were approximately RMB1,878.32 million and 96.26 million respectively.

The Subscription is conditional upon the successful listing of the SPDB A Shares on the Shanghai Stock Exchange. The 13,706,757 SPDB A Shares subscribed by the Company, Ping An Life and Ping An Property and Casualty will be subject to a 12-months' lock up period, effective from the date of listing of the SPDB A Shares on the Shanghai Stock Exchange. The additional 7,057,079 SPDB A Shares issued to the Company, Ping An Life and Ping An Property and Casualty in their capacity as existing shareholders are not subject to any lock up period and there is no restriction against trading of the 7,057,079 SPDB A Shares on the market. The Subscription monies were satisfied by internal resources of the Group.

The Group currently owns 70.57 million SPDB A Shares, representing approximately 1.8% of the entire issued share capital of SPDB, being 3,915 million shares. Following completion of the Subscription, the Group will own 215.33 million SPDB A Shares, representing approximately 4.94% of the enlarged issued share capital of SPDB, being 4,355 million shares.

REASONS AND BENEFITS FOR THE TRANSACTION

The Subscription complies with the relevant PRC laws, rules and regulations applicable to the use of insurance funds. The Subscription is part of the Company's continued efforts to expand the investment channel and maximize the return from the use of the insurance funds.

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%. A circular containing details of the Subscription will be dispatched to the Shareholders as soon as possible after the publication of this announcement for information purpose.

INFORMATION RELATING TO THE GROUP AND SPDB

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

SPDB, headquartered in Shanghai, is a joint-stock commercial bank approved by the People's Bank of China and engaged in the provision of a broad range of financial products and services to corporate and retail customers. SPDB's issued A shares (stock code 600000) are listed on the Shanghai Stock Exchange. To the best of the directors' knowledge, information and belief having made all reasonable enquiry, SPDB is a third party independent of the Company and the connected persons of the Company.

Based on the published audited accounts of SPDB for the year ended 31 December 2004 and 31 December 2005, it had a revenue of approximately RMB18,302 million and RMB23,340 million respectively. For the years ended 31 December 2004 and December 2005, SPDB reported audited net profits of approximately RMB3,103 million and RMB4,339 million before taxation and extraordinary items respectively and net profits of approximately RMB1,966 million and RMB2,558 million after taxation and extraordinary items respectively. Based on the published audited accounts of SPDB for the year ended 31 December 2005 and published interim accounts of SPDB for the 6 months' ended 30 June 2006, it had a total asset value of RMB573,067 million and RMB630,232 million respectively. Based on the above total asset value, the 137,706,757 and 7,057,079 SPDB A Shares shall have a total book value of approximately RMB20,949 million.

The Subscription was entered into by the Company on normal commercial terms. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the Subscription are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

"Board"	the board of Directors
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"Ping An Property and Casualty"	Ping An Property and Casualty Insurance Company of China Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange
"SPDB"	Shanghai Pudong Development Bank a joint-stock company which A shares are listed on the Shanghai Stock Exchange
"SPDB A Shares"	ordinary shares of RMB1.00 each issued or to be issued by SPDB and listed or to be listed on the Shanghai Stock Exchange
"SPDB Placing"	the placing of approximately a further 440 million new SPDB A Shares to professional institutions and existing shareholders of SPDB in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by the Company, Ping An Life and Ping An Property and Casualty of 137,706,757 new SPDB A Shares pursuant to the SPDB Placing. Further, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty, as existing shareholders of SPDB, were issued an additional 7,057,079 new SPDB A shares in accordance with a ratio of 10 to 1 times the original number of shares held

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, November 20, 2006

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ping An Insurance (Group) Company of China, Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

DISCLOSEABLE TRANSACTION
SUBSCRIPTION OF SHARES
IN SHANGHAI PUDONG DEVELOPMENT BANK

December 11, 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"Board"	the board of Directors
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"LPD"	December 5, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99% owned subsidiary of the Company
"Ping An Property and Casualty"	Ping An Property and Casualty Insurance Company of China Ltd., a 99% owned subsidiary of the Company
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange
"SPDB"	Shanghai Pudong Development Bank, a joint-stock company which A shares are listed on the Shanghai Stock Exchange
"SPDB A Shares"	ordinary shares of RMB1.00 each issued or to be issued by SPDB and listed or to be listed on the Shanghai Stock Exchange

"SPDB Placing"	the placing of a further 440 million new SPDB A Shares to professional institutions and existing shareholders of SPDB in the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by the Company and Ping An Life of 137,706,757 new SPDB A Shares pursuant to the SPDB Placing. Further, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty, as existing shareholders of SPDB, were issued an additional of approximately 7,057,079 new SPDB A Shares in accordance with a ratio of 10 to 1 times the original number of shares held

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Huang Jianping
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Dou Wenwei
Fan Gang
Lin Lijun
Shi Yuxin
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen, PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

December 11, 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
SUBSCRIPTION OF SHARES
IN SHANGHAI PUDONG DEVELOPMENT BANK

INTRODUCTION

On November 20, 2006, the Company announced that it, together with Ping An Life had subscribed for 137,706,757 new SPDB A Shares as part of the SPDB Placing for a total consideration of approximately RMB1,878.32 million. In addition, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty were issued an additional 7,057,079 new SPDB A Shares for a consideration of approximately RMB96.26

million. Upon completion of the SPDB Placing, the total number of SPDB A Shares held by the Company represents approximately 4.94% of the enlarged issued share capital of SPDB. The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further details of the Subscription.

THE SUBSCRIPTION

On November 20, 2006, the Company and Ping An Life, a subsidiary of the Company, successfully subscribed for 137,706,757 million new SPDB A Shares to be listed on the Shanghai Stock Exchange. In addition, pursuant to the relevant PRC regulations, the Company, Ping An Life and Ping An Property and Casualty, as existing shareholders of SPDB, were issued an additional 7,057,079 new SPDB A Shares.

The Subscription was effected at RMB13.64 per SPDB A Share, being the final RMB price per SPDB A Share (exclusive of brokerage and levies) at which the SPDB A Shares were issued pursuant to the SPDB Placing. The total subscription price for the 2 groups of shares therefore amounted to RMB1,878.32 million and RMB96.26 million respectively.

The 137,706,757 SPDB A Shares issued to the Company and Ping An Life are subject to a 12-months' lock up period, effective from the date of listing of the SPDB A Shares on the Shanghai Stock Exchange. The additional 7,057,079 SPDB A Shares issued to the Company, Ping An Life and Ping An Property and Casualty in their capacity as existing shareholders are not subject to any lock up period, and there is no restriction against the trading of the 7,057,079 SPDB A Shares on the market. The Subscription was conditional upon the successful listing of the SPDB A Shares on the Shanghai Stock Exchange which took place on November 30, 2006. The Subscription monies were satisfied by internal resources of the Group.

The Group originally owned 70.57 million SPDB A Shares, representing approximately 1.8% of the entire issued share capital of SPDB immediately prior to completion of the Subscription, being 3,915 million shares. Following completion of the Subscription, the Group owned 215.33 million SPDB A Shares, representing approximately 4.94% of the enlarged issued share capital of SPDB, being 4,355 million shares.

REASONS AND BENEFITS FOR THE TRANSACTION

The Subscription complies with the relevant PRC laws, rules and regulations applicable to the use of insurance funds. The Subscription is part of the Company's continued efforts to expand the investment channel and maximize the return from the use of the insurance funds.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The total consideration of approximately RMB1,974.58 million paid for the Subscription was financed through the Group's own internal resources. The Board believes that the Subscription will not give rise to any material effect on the earnings, assets and liabilities of the Group. However, the cash and cash equivalents of the Group will be reduced and the investment assets value will be increased accordingly.

LISTING RULES IMPLICATIONS

The Subscription constitutes a discloseable transaction of the Company under the Listing Rules as the assets ratio of the relevant percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) is more than 5% but less than 25%.

INFORMATION RELATING TO THE GROUP AND SPDB

The Company together with its subsidiaries is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

SPDB, headquartered in Shanghai, is a joint-stock commercial bank approved by the People's Bank of China and engaged in the provision of a broad range of financial products and services to corporate and retail customers. SPDB's issued A shares (stock code 600000) are listed on the Shanghai Stock Exchange. To the best of the directors' knowledge, information and belief having made all reasonable enquiry, SPDB is a third party independent of the Company and the connected persons of the Company.

Based on the published audited accounts of SPDB for the year ended December 31, 2004 and December 31, 2005, it had a revenue of approximately RMB18,302 million and RMB23,340 million respectively. For the years ended December 31, 2004 and December 31, 2005, SPDB reported audited net profits of approximately RMB3,103 million and RMB4,339 million before taxation and extraordinary items respectively and net profits of approximately RMB1,966 million and RMB2,558 million after taxation and extraordinary items respectively. Based on the published audited accounts of SPDB for the year ended December 31, 2005 and published interim accounts of SPDB for the 6 months' ended June 30, 2006, it had a total asset value of RMB573,067 million and RMB630,232 million respectively. Based on the above total asset value, the 137,706,757 and 7,057,079 SPDB A Shares shall have a total book value of approximately RMB20,949 million.

The Subscription was entered into by the Company on normal commercial terms. The directors of the Company (including the independent non-executive directors) are of the view that the terms of the Subscription are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the LPD, the interests and short positions of the directors, chief executive or supervisors of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules, were as follows:

Long positions in shares of the Company

Name of Director/ supervisor		H/Domestic ("D") shares	Capacity	*Note*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
Cheung Chi Yan Louis	Executive Director	H	Beneficial owner		248,000	Long position	0.01	0.004
Lin Li	Supervisor	D	Interest of controlled corporations	*(a)*	176,000,000	Long position	4.84	2.84

Note:

(a) Lin Li was interested in the Company by virtue of his control over 93.33% shareholding of Shenzhen Liye Group Company Limited, which held a direct interest in 176,000,000 shares in the Company.

Save as disclosed above, as at the LPD, none of the directors, chief executive or supervisors of the Company had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and

the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

(b) Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO and substantial shareholders

So far as is known to the Directors, as at the LPD, the following persons (not being a director, chief executive or supervisor of the Company) had, or were deemed to have, interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

Long positions in shares of the Company

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
HSBC Holdings plc	H	Interest of controlled corporations	*1,2,3*	1,233,870,388	Long position	48.22	19.92
HSBC Insurance Holdings Limited	H	Beneficial owner	*1*	618,886,334	Long position	24.19	9.99
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	*3*	614,099,279	Long position	24.00	9.91
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial owner		543,181,445	Long position	14.94	8.77
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	*4*	148,000,000	Long position	4.07	2.39
		Beneficial owner		331,117,788	Long position	9.11	5.34
				479,117,788		13.18	7.73
Ping An Securities Company, Ltd. Labor Union	D	Interest of controlled corporations	*4*	479,117,788	Long position	13.18	7.73

Name of substantial shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D shares	Nature of interest	Percentage of total number of H/D shares in issue *(%)*	Percentage of total shares in issue *(%)*
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	*4*	479,117,788	Long position	13.18	7.73
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial owner	*5*	389,592,366	Long position	10.71	6.29
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	*5*	389,592,366	Long position	10.71	6.29
Yuan Trust Investment Company Ltd.	D	Beneficial owner		380,000,000	Long position	10.45	6.13
Shenzhen Shum Yip Investment Development Company Ltd.	D	Beneficial owner		301,585,684	Long position	8.29	4.87
Guangzhou Hengde Trade Development Co., Ltd.	D	Beneficial owner	*6*	200,000,000	Long position	5.50	3.23
Li Siu Nam	D	Interest of controlled corporations	*6*	200,000,000	Long position	5.50	3.23
Shenzhen Wuxin Yufu Industrial Co., Ltd*	D	Beneficial owner		195,455,920	Long position	5.37	3.16

* *Formerly known as Wuhan Wuxin Industrial Co.,Ltd.*

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was owned as to 84.19% by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. The remaining 15.81% of The Hongkong and Shanghai Banking Corporation Limited was owned by HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc. HSBC Finance (Netherlands) owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd., was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(6) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

Save as disclosed above, as at the LPD, the Directors were not aware of any other person (other than the directors, chief executive or supervisors of the Company) who had, or was deemed to have, interests or short positions in the shares or underlying shares of the Company (including any interests in options in respect of such capital), which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

3. DIRECTORS' COMPETING INTEREST

The following directors of the Company is considered to have interests in a business which competes or is likely to compete, directly or indirectly, with the business of the Group, as defined in the Listing Rules, as set out below:

Mr. Anthony Philip HOPE, a non-executive director of the Company, is also a director of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited, which are authorized by the Hong Kong Insurance Authority to conduct long term, property and casualty and composite insurance business in Hong Kong, respectively. As China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of the Company, is authorized by the Hong Kong Insurance Authority to conduct property and casualty insurance business, the respective authorized insurance business of HSBC Life (International) Limited and HSBC Insurance (Asia) Limited has, to a certain extent, overlapped and thus may compete with those of China Ping An Insurance (Hong Kong) Company Limited.

Mr. Wong Tung Shun Peter, a non-executive director of the Company, is currently an executive director of The Hong Kong and Shanghai Banking Corporation Limited, which is the largest among foreign banks in mainland China and offers a wide range of banking and financial services by ever-expanding network. As Ping An Bank Limited, a subsidiary of the Company, is primarily engaged in the foreign currency commercial banking business in the PRC as approved by the CBRC, the authorized banking business of The Hong Kong and Shanghai Banking Corporation Limited has, to a certain extent, overlapped and thus may compete with those of Ping An Bank Limited.

Save as disclosed above, as at the LPD, none of the directors or supervisors of the Company nor their respective associates had any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. DIRECTORS' MATERIAL INTERESTS

As at the LPD, none of the directors or supervisors of the Company had any direct or indirect interests in any assets which have since December 31, 2005 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the LPD, none of the directors or supervisors of the Company was materially interested in any contract or arrangement which is significant in relation to the business of the Group.

5. LITIGATION AND CLAIMS

As at the LPD, neither the Company nor any other member of the Group is engaged in any litigation or claims of material importance pending and no litigation or claim of material importance is known to the directors of the Company to be pending or threatened by or against any member of the Group.

6. SERVICE CONTRACTS

As at the LPD, none of the directors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensations (other than statutory compensation)).

7. MATERIAL ADVERSE CHANGE

As at the LPD, the directors of the Company are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2005, being the date to which the latest audited financial statements of the Company were made up.

8. MISCELLANEOUS

(a) The registered office of the Company is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC and the principal place of business of the Company in Hong Kong of which is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong.

(b) The H share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The joint company secretaries of the Company are Mr. Yao Jun, the Chief Legal Officer of the Company, qualified to practice law in the PRC, and Mrs. Natalia Seng Sze Ka Mee, a Fellow of The Hong Kong Institute of Company Secretaries, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Directors.

(d) The qualified accountant of the Company is Mr. Alan Ngo, a member of the Hong Kong Institute of Certified Public Accountants, the Institute of Certified Public Accountants of Singapore, the Institute of Chartered Accountants in Australia, the Chartered Financial Analyst Institute and a fellow member of the Global Association of the Risk Professionals.

(c) 本公司之聯席公司秘書為姚軍，彼為本公司之首席律師，具中國律師執業資格，另一位為沈施加美女士，彼為香港公司秘書公會、英國特許秘書及行政人員公會及香港董事學會資深會員。

(d) 本公司會資格會計師為吳達川先生，彼為香港會計師公會、新加坡會計師公會、澳洲會計師公會會員、特許金融分析師及全球風險專業管理協會資深會員。

4. 董事之重大權益

於最後實際可行日期，概無本公司董事或監事直接或間接於自二零零五年十二月三十一日(即本公司最近期經審核賬目編製完成日期)以來所收購或出售或租賃予本集團任何成員公司，或擬收購或出售或租賃予本集團任何成員公司之任何資產擁有權益。

於最後實際可行日期，概無本公司之董事或監事於與本集團業務有重大關連之任何合約或安排中擁有重大權益。

5. 訴訟及索償

於最後實際可行日期，本公司或本集團任何成員公司概無涉及任何未決之訴訟或索償，本公司董事亦不知悉本集團任何成員公司有任何尚未了結或面臨威脅之重大訴訟或索償。

6. 服務合約

於最後實際可行日期，概無本公司董事與本集團任何成員公司存在或擬訂立任何服務合約(不包括於一年內屆滿或可由僱主終止而毋須作出賠償(法定賠償除外)之合約)。

7. 重大不利變動

於最後實際可行日期，本公司董事概不知悉自二零零五年十二月三十一日(即本公司最近期經審核財務報表編製完成日期)以來本集團之財務或貿易狀況有任何重大不利變動。

8. 其他事項

(a) 本公司之註冊地址為中國深圳八卦三路平安大廈，本公司之主要營業地點地址為香港灣仔告士打道108號大新金融中心11樓。

(b) 本公司之H股股份過戶及登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(4) 深圳市景傲實業發展有限公司分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

(5) 深圳市新豪時投資發展有限公司乃由中國平安保險（集團）股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(6) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

除上文所披露者外，於最後實際可行日期，就董事所知，概無任何其他人士(非本公司之董事、首席執行官或監事)於本公司股份或相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉(包括就有關股本之購股權之任何權益)，或根據證券及期貨條例第336條之規定須登記於該條所述登記冊之權益或淡倉或須知會本公司及聯交所之權益或淡倉。

3. 董事於競爭業務之權益

下列本公司董事被視為於與本集團之業務直接或間接構成競爭或可能構成競爭之業務(定義見上市規則)中擁有權益：

本公司非執行董事Anthony Philip HOPE先生分別為滙豐人壽保險(國際)有限公司及滙豐保險(亞洲)有限責任公司之董事，此等公司獲香港保險管理局授權於香港從事長期保險業務、財產保險及綜合保險業務。由於本公司之附屬公司中國平安保險(香港)有限公司獲香港保險管理局授權從事財產保險業務，與滙豐人壽保險(國際)有限公司及滙豐保險(亞洲)有限責任公司獲授權之保險業務在一定程度上出現重疊，因而可能與中國平安保險(香港)有限公司之業務構成競爭。

本公司非執行董事王冬勝先生現為香港上海滙豐銀行有限公司執行董事，該公司為中國內地最大型外資銀行之一，提供廣泛銀行及財務服務，業務網絡不斷擴展。由於本公司附屬公司平安銀行有限責任公司獲中國銀監會批准，主要在中國從事外幣商業銀行業務，與香港上海滙豐銀行有限公司之授權銀行業務在一定程度上出現重疊，因而可能與平安銀行有限責任公司之業務構成競爭。

除上文所披露者外，於最後實際可行日期，概無本公司董事或監事或彼等各自之聯繫人士於與本集團之業務直接或間接構成競爭或可能構成競爭之業務中擁有權益。

民幣9,626萬元。完成浦發行增發後，本公司持有的浦發行A股總數佔浦發行經擴大已發行股本約4.94%。根據上市規則第14章，該認購構成本公司之須予披露交易。本通函之目的為向閣下提供該認購之進一步資料。

該認購

本公司及本公司附屬子公司平安壽險於二零零六年十一月二十日成功認購合共137,706,757股浦發行將於上海交易所增發之A股。此外，本公司、平安壽險及平安產險作為浦發行之原有股東根據中國有關法規獲配售7,057,079股浦發行A股。

該認購按每股浦發行A股人民幣13.64元執行，即浦發行增發的A股的每股最終人民幣定價(除經紀佣金及徵費)。兩批股份的總認購價因此分別為人民幣18.7832億元及人民幣9,626萬元。

本公司及平安壽險獲發的137,706,757股浦發行A股股份自股票於上海交易所上市之日起鎖定十二個月。另外本公司、平安壽險及平安產險作為浦發行之原有股東獲配售的7,057,079股浦發行A股則沒有鎖定的限制，亦沒有任何市場止買賣的限制。該認購的先決條件為浦發行A股成功於上海交易所上市，而浦發行A股已於二零零六年十一月三十日上市。本公司、平安壽險及平安產險認購浦發行A股的對價由本公司以自有資金支付。

集團原本持有7,057萬股浦發行A股，相當於在緊接該認購完成前浦發行已發行股本總額約1.8%，即39.15億股股份。該認購完成後，集團持有2.1533億股浦發行A股，相當於浦發行擴大已發行股本總額約4.94%，即43.55億股股份。

訂立的理由及交易的好處

該認購合乎中國就運用保險資金的法律法規。該認購可持續擴闊本公司的投資渠道及提高保險資金的投資回報。

該認購的財務影響

該認購之總代價約人民幣19.7458億元由本集團自有資金支付。董事會相信該認購不會對集團的盈利、資產及負債構成任何重大影響。然而，本集團之現金及現金等價物將會減少，而投資資產之價值將相應增加。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(於中華人民共和國註冊成立之股份有限公司)
(股份代號：2318)

執行董事：
馬明哲
孫建一
張子欣

非執行董事：
黃建平
林友鋒
張利華
Anthony Philip HOPE
竇文偉
樊剛
林麗君
石聿新
胡愛民
陳洪博
王冬勝
伍成業

獨立非執行董事：
鮑友德
鄺志強
張永銳
周永健

註冊地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

須予披露交易
認購上海浦東發展銀行增發之A股股份

緒言

本公司於二零零六年十一月二十日宣佈，本公司與平安壽險已認購137,706,757股浦發行增發之部份浦發行A股，總代價約為人民幣18.7832億元。此外，本公司、平安壽險及平安產險根據中國有關法規獲配售7,057,079股浦發行A股，代價約為人

「浦發行增發」	指	增發額外4.4億股新浦發行A股予中國之專業投資者及浦發行的現有股東
「聯交所」	指	香港聯合交易所有限公司
「該認購」	指	本公司及平安壽險根據浦發行增發認購的137,706,757股浦發行A股。此外，本公司、平安壽險及平安產險根據有關中國法規及原有股東的持股比例以10比1的原則獲配售約7,057,079股浦發行所增發之A股

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	指	本公司董事會
「本公司」	指	中國平安保險(集團)股份有限公司，一家於中國成立的股份有限公司，其H股於聯交所上市
「董事」	指	本公司董事
「集團」	指	本公司及其子公司
「港元」	指	港元，中國香港特別行政區法定貨幣
「上市規則」	指	聯交所證券上市規則
「最後實際可行日期」	指	二零零六年十二月五日，於印刷本通函前確定本通函所載若干資料之最後實際可行日期
「平安壽險」	指	中國平安人壽保險股份有限公司，本公司持股99%之附屬子公司
「平安產險」	指	中國平安財產保險股份有限公司，本公司持股99%之附屬子公司
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國法定貨幣
「上海交易所」	指	上海證券交易所
「浦發行」	指	上海浦東發展銀行，為股份制公司，其A股於上海交易所上市
「浦發行A股」	指	浦發行於上海交易所發行或將發行之每股面值人民幣1.00元的普通股

頁次

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中國平安保險(集團)股份有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

須予披露交易
認購上海浦東發展銀行增發之A股股份

二零零六年十二月十一日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to November 30, 2006 were RMB 62,865.48 million and RMB 15,444.58 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, December 20, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.